March 6, 2008

Via EDGAR and Overnight Courier

Blair F. Petrillo
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Future Now Group Inc.
Registration Statement on Form SB-2
Filed December 28, 2007
File No. 333-148391

Dear Ms. Petrillo:

We are counsel to Future Now Group Inc. (the “Company” or “our client”). On behalf of our client, we respond as follows to the Securities and Exchange Commission Staff’s (the “Staff”) comments dated January 25, 2008, relating to the above-captioned registration statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Please note also that we have changed the cover page of the Registration Statement so that it no longer has an SB designation.

Front Cover of Prospectus, page i

1.	Please highlight the cross-reference to the Risk Factors discussion in boldface or other type. See Item 501(a)(5) of Regulation S-B.

The Company has highlighted the cross-reference to the Risk Factors on the front cover of the Prospectus.

Summary, page 1

2.
The forepart of your prospectus contains jargon and technical terms. For example, the use of “productized interactive marketing optimization services” and “utilizing our proprietary framework” is not easily understandable to the average reader. Please eliminate the industry jargon from the forepart of your prospectus. Instead, explain these concepts in concrete, everyday language. Further, place any industry terms you use in context so those potential investors who do not work in your industry can understand the disclosure. See Rule 421(d)(2)(ii) of Regulation C.

Ms. Blair F. Petrillo
U. S. Securities and Exchange Commission
March 6, 2008

The Company has revised the document in accordance with your comment at pages 1 and 25.

3.
Throughout the summary and forepart of the prospectus, you are defining and capitalizing terms that you are using for their common meanings. For example, you define and capitalize “Share Exchange,” “Purchasers,” “Financing” and “Notes.” Because you are using these terms for their common meanings, you could safely eliminate the initial capital letters without causing confusion. In addition, the meanings of the terms you use in the forepart of your prospectus must be clear from the context. Accordingly, eliminate the defined terms throughout the forepart of your prospectus and use terms whose meanings are clear from the context instead. See Rule 421(d) of Regulation C.

In accordance with your comment, the Company made the requested revisions throughout the document, including in the summary and the forepart of the prospectus.

Summary Consolidated Financial Information, page 2

4.
Using all capital letters impedes the readability of the text. Currently, you use all capital letters to emphasize information on page 2 in the introduction to the summary consolidated financial information. Rather than use all capital letters to emphasize this information, please use bold-faced type or italics instead.

The Company has revised the Summary Consolidated Financial Information section in accordance with your comment by emphasizing the introductory information in italics.

Risk Factors, page 3
Risks Related to Our Business, page 3

5.
Please name the key personnel to whom the first risk factor on page three applies. In addition, please disclose how much notice the employees subject to employment agreements are required to give if they choose to leave the company.

The Company has revised the risk factor entitled “Because we depend on our key personnel, the loss of their services or the failure to attract additional highly skilled personnel could adversely affect our operations” to indicate that the key personnel referred to are Jeffrey Eisenberg, Bryan Eisenberg, William Schloth and John Quarto-Von Tivadar. In addition, the Company has clarified its disclosure to indicate that each individual may immediately terminate his employment upon notice to the Company.

Trends, Risks and Uncertainties, page 7

6.
You are required to disclose all material risk factors that could affect the offering or the company that are known by the company. It is not appropriate to include a disclaimer that not all risk factors have been identified. Please remove this paragraph and ensure that all material risks have been disclosed.

The Company has removed the disclaimer paragraph and management believes that it has included all material risks.

Ms. Blair F. Petrillo
U. S. Securities and Exchange Commission
March 6, 2008

Selling Stockholders, page 9

7.
Please identify the natural person with investment or voting control for each of the selling stockholders listed in the table. See Telephone Interpretation No. 60 available at the SEC website under Corporation Finance, Compliance and Disclosure Interpretations, Regulation S-K.

The Company has added the requested disclosure to the selling stockholders table.

Directors, Executive Officers, Promoters and Control Persons, page 11

8.	Please revise Mr. Kaplan’s biographical information to disclose his business experience for the past five years. See Item 401 of Regulation S-B.

The Company has revised Mr. Kaplan’s biographical information in accordance with your comment.

Security Ownership of Certain Beneficial Owners and Managers, page 14

9.
With respect to the share ownership disclosed for Mr. Schloth, please ensure that the number of shares disclosed includes the 18,929 shares owned by Fintech Group LLC, a company owned by Mr. Schloth. In addition, please include footnote disclosure to the table that describes the holdings of Fintech and Mr. Schloth’s ownership of Fintech.

In accordance with your comment, the Company has included footnote disclosure that describes the holdings of Fintech Group LLC, as well as Mr. Schloth’s ownership of Fintech.

Description of Securities, page 15

10.
Please include under this heading, a description of the outstanding convertible notes and warrants. With respect to the notes, please include a description of the material terms, including the amount outstanding, the number of holders, the interest rate, the maturity date, the terms of conversion, anti-dilution adjustments and any other material term. With respect to the warrants, please include a description of the material terms, including the number of shares issuable upon exercise of the warrants, the exercise price(s), the number of holders, anti-dilution adjustments and any other material term. In addition to the foregoing, please include a description of the material terms of any registration rights. We may have additional comments.

The Company has added the requested disclosure to this section on pages 16 through 18.

Description of Business, page 16

11.	Please describe briefly the business of the company prior to the reverse merger. See Item 101(a) of Regulation S-B.

The Company has added the requested disclosure at the beginning of this section on page 19.

12.
Please include a brief description of the mechanics and material terms of the share exchange that was completed in October 2007. See Item 101(a) of Regulation S-B. In this regard, indicate the business reason(s), the manner in which the transaction developed and whether there were any material relationships between the parties prior to the exchange.

Ms. Blair F. Petrillo
U. S. Securities and Exchange Commission
March 6, 2008

The Company has added the requested disclosure on page 19.

13.
Please provide support for the statement that the company is “a recognized authority” on optimizing conversion rates and for the statement that low customer conversion rates, high costs of customer acquisition, and poor customer retention rates are “multi-billion dollar problems.” In addition, please provide support for the statement that “[t]he market in this sector has really started to focus on the importance of converting traffic rather than simply driving it.” We may have additional comments.

The Company has removed the phrase “recognized authority” and the sentence “[t]he market in this sector has really started to focus on the importance of converting traffic rather than simply driving it.” The Company has added support for the phrase “multi-billion dollar problems.”

14.
Please add to this section a discussion of the agreements entered into between the company and Alkemi International Pty Ltd. in June 2007. In addition, please file this agreement as an exhibit to the Form SB-2.

The Company has added the requested disclosure at page 20 has filed the related agreements as Exhibits 10.22 through 10.24.

15.
Please add to this section a discussion of the company’s customers, including the types of companies or individuals that purchase the company’s products, the types of marketing efforts the company engages in to obtain customers and where the company conducts its training programs. We may have additional comments.

The Company has added the requested disclosure on pages 23 and 24.

Management’s Discussion and Analysis or Plan of Operation, page 20

16.
Please revise this section as appropriate to disclose any known trends or uncertainties that are reasonably likely to have a material effect on the registrant’s financial condition or results of operations. See Item 303(b)(1)(i) of Regulation S-B and SEC Release No. 34-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm. For example, please disclose any trends in the online marketing industry that have or are likely to occur that would affect the company such as trends with respect to pricing, technological developments and customers.

The Company has added the requested disclosure on pages 25 and 26.

17.
We note you have provided a section of summary information about revenues and expenses in your MD&A. Summary discussions are generally not appropriately informative in analyzing trends. Please revise to expand the summary to discuss the interim period results. See Financial Reporting Release 72.

The Company has revised the summary information to discuss the interim period results.

Ms. Blair F. Petrillo
U. S. Securities and Exchange Commission
March 6, 2008

Results of Operations for the Audited Fiscal Years Ended December 31, 2006 and December 31, 2005, page 21
Revenues and Cost of Revenues, page 21

18.
In the discussion of revenue for the year ended December 31, 2006 you state the increase in revenue was primarily attributable to increased productized consulting revenues. Please expand this section to explain the reasons for the increase and whether it represents a known trend. Also, please quantify any other cause that had a material impact on revenues.

The Company has now included the MD&A description from the Form 10Q-SB for the six months ended December 31, 2007, filed on February 14, 2008; the “super” 8K filed on November 6, 2007; and the transitional Form 10K-SB for the six-month period ended June 30, 2007, filed on January 29, 2008, none of which were available as of the date of the initial filing of the Form SB-2, and the Company has elaborated on the discussion in the MD&A section. However, the Company has no formal basis to conclude that the trend will continue in the future.

Operating Expenses, page 21

19.	Please disclose why operating expenses increased in both 2006 and 2005.

The Company has now included the MD&A description from the Form 10Q-SB for the six months ended December 31, 2007, filed on February 14, 2008; the “super” 8K filed on November 6, 2007; and the transitional Form 10K-SB for the six-month period ended June 30, 2007, filed on January 29, 2008, none of which were available as of the date of the initial filing of the Form SB-2, and the Company has elaborated on the discussion in the MD&A section.

Capital Expenditures, page 24

20.	Please disclose any material capital expenditures that the company expects to incur and the likely source of funds for such expenditures. See Item 303(b)(l)(iii) of Regulation S-B.

The Company has added the requested disclosure at page 32.

Transactions with Related Persons, page 26

21.	Please advise us why you have included the paragraph describing the ownership of Eisenberg Holdings, LLC in this section since it does not appear that you are describing any related party transaction.

The Company has removed the description of the ownership of Eisenberg Holdings, LLC from this section.

22.
Please indicate whether the transactions with Fintech Group and Future Now Capital Markets Group, Inc. were on terms at least as favorable to the company as would have been available from unaffiliated Parties.

The Company believes that the transactions with these entities were at least as favorable as would have been available from unaffiliated parties. Furthermore, the arrangements have been terminated as of the closing of the share exchange.

Ms. Blair F. Petrillo
U. S. Securities and Exchange Commission
March 6, 2008

Loans, page 27

23.
Please indicate whether the loans accrue interest and if so, the terms of repayment. In addition, clarify whether the options securing the loans are all of Messrs. Schloth and Kaplan’s remaining options or state the quantity if a lesser amount.

The Company has disclosed on page 38 that the loans are non-interest bearing and that such loans are secured by all of the holders’ stock options.

Market for Common Equity and Related Stockholder Matters, page 21

24.	Please update the information under this heading to include prices for the quarter ended December 31, 2007. In addition, please provide the price of the common stock as of a more recent date.

The Company has updated the information under this heading in accordance with your comment.

25.	Please provide the information required by Item 201(d) of Regulation S-B with respect to your equity compensation plans.

The Company has added the requested disclosure at pages 39 and 40.

Recent Sales of Unregistered Securities, page 28

26.
Please disclose the number of shares of common stock currently outstanding. With respect to the 20,848,000 shares outstanding prior to the share exchange, please tell us who owns these shares and when such shares were issued. We may have additional comments.

The Company has disclosed the number of shares of common stock currently outstanding in accordance with your comment.

The following individuals own the 20,848,000 shares outstanding prior to the share exchange:

Name	Issue Date	Shares
Mark Epstein	1/26/06	150,000
MRE Holdings Ltd	1/26/06	1,032,143
David Moore	1/26/06	150,000
Joanna Kotsiris	1/26/06	150,000
Gordon Samson	1/26/06	1,057,144
Subtotal Founder/Directors		2,539,287

Nicholas Thompson	10/30/07	1,032,143
Professional Offshore Opportunity Fund Ltd.	10/30/07	357,142
Professional Traders Fund, LLC	10/30/07	71,428
Anastasios Papadimas	11/6/06	1,800,000
Anastasios Papasachinis	11/6/06	36,000
Brenda Fussell	11/6/06	12,000
Francis Ali	11/6/06	12,000
Georgios Ferentinos	11/6/06	1,800,000
Athanase Chrissanthopoulos	11/6/06	12,000

Ms. Blair F. Petrillo
U. S. Securities and Exchange Commission
March 6, 2008

Name	Issue Date	Shares
Cathy Pavlakis	11/6/06	12,000
Theo Sanidas	11/6/06	1,800,000
Zoe Gionis	11/6/06	72,000
Georgia Piliotis	11/6/06	12,000
Demetrious Coutsominous	11/6/06	12,000
Dan O'Keefe	11/6/06	24,000
Ka-Sing Ng	11/6/06	12,000
Krongtong Parchimpree	11/6/06	12,000
Pano Godossis	11/6/06	12,000
Sophia Kotsovos	11/6/06	12,000
Panagiota Mattheakis	11/6/06	12,000
Konstantina Papoutsis	11/6/06	12,000
John Carabatsakis	11/6/06	12,000
Kiki Hatzisavva	11/6/06	12,000
Agi Dicastri	11/6/06	12,000
Constantine Mellios	11/6/06	60,000
Peter Mellios	11/6/06	12,000
Hakim Bismel	11/6/06	12,000
Suhdip Hayre	11/6/06	12,000
Dane Brown	11/6/06	2,160,000
Sterling Klein	11/6/06	2,040,000
Elise Beaulieu	11/6/06	1,800,000
Antonios Tsigounis	11/6/06	12,000
Michael Theodorakis	11/6/06	12,000
George Kotsiris	11/6/06	12,000
Georgia Kotsiris	11/6/06	48,000
Ioanna Kotsiris	11/6/06	24,000
Kyriakos Kastrounis	11/6/06	24,000
Wally Gagen	11/6/06	12,000
Savvas Hatzikiriakos	11/6/06	24,000
Nikolaos Kilindris	11/6/06	12,000
Ferentinos Evangelos	11/6/06	12,000
Ourania Zoubos	11/6/06	12,000
Helen Loukopoulos	11/6/06	12,000
Mina Dendis	11/6/06	12,000
Kerry McKeorney	11/6/06	12,000
Kristof Kossuth	11/6/06	2,400,000
Maria Antonia Croy	11/6/06	2,400,000
Subtotal		16,848,000

Total Together with Founders & Directors		20,848,000

Executive Compensation, page 29

27.
Please update the information required by Item 402 of Regulation S-B to include information for the year ended December 31, 2007. See Question 4.01 in the questions and answers regarding Item 402 of Regulation S-K under the Compliance and Disclosure Interpretations in the Corporation Finance section of the SEC website (http://www.sec.gov/divisions/corpfin/guidance/execcom402interp.htm).

Ms. Blair F. Petrillo
U. S. Securities and Exchange Commission
March 6, 2008

The Company has revised the disclosure to include information for the year ended June 30, 2007.

Employment Contracts and Termination of Employment Agreements, page 29

28.
Please expand the discussion of the employment agreements to include a discussion of the material terms of such agreements, including without limitation, a quantification of any payments due to an executive officer upon termination of employment or a change of control of the company.

The Company has expanded the discussion of the employment agreements in accordance with your comment. Please note that there are no change of control provisions in any of the agreements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 30

29.
Please tell us if Future Now, Inc. has had a change in accountants for either of the two most recent fiscal years or the subsequent interim period through October 30, 2007. If there has been a change then please expand the disclosure on page 30 to provide all of the information required by Item 304 of Regulation S-B. Since you had a change in accountants in connection with the reverse acquisition it may helpful to a reader to reference the change you reported in a Form 8-K filed on November 28, 2007. Please be advised that a Form 8-K reporting a change in accountants is due within four business days from the date of the event and, as a result it appears your filing on November 28, 2007 was not made timely.

The Company has revised its disclosure on page 43 in accordance with your comment.

Financial Statements
General

30.
The Financial Statements are labeled as being those of Future Now, Inc. which differs from the name of the registrant as stated on the front cover of the SB-2. Unless there is a valid reason for the name to differ, please revise to include the financial statements of Future Now Group, Inc. Please ensure the equity section of the financial statements included to be consistent with the number of shares reported to be outstanding in other parts of the registration statement. It does not currently appear they are consistent. Please revise.

Company personnel and auditors spoke with Robert Burnett at the SEC and explained that at the time of the filing of the original registration statement the Company had not yet filed the Transitional Form 10K-SB for the audited six months ended June 30, 2007 as well as the Form 10Q-SB for the six months ended December 31, 2007. To further clarify the financial information, the Company has amended all the financial information in the registration statement and has revised the heading “Future Now, Inc.” to read “Future Now Group Inc. (Formerly Future Now, Inc.”).

31.
Please present earnings per share and the related disclosures that would be required by SFAS No. 128 for all income statement periods presented. Please note that the shares issued in connection with the share exchange would be shown as outstanding for all periods prior to the exchange based on the number of shares outstanding adjusted for changes in shares outstanding. The 20.9 million shares that were essentially issued on October 30, 2007 for the assets of the legal acquirer should be shown as outstanding subsequent to October 30, 2007. Please revise and provide us a calculation of the weighted average number of shares for each period presented.

Ms. Blair F. Petrillo
U. S. Securities and Exchange Commission
March 6, 2008

The Company has revised its disclosure in accordance with your comment on all financial information presented. Other than the weighted average shares calculated for the six months ended December 31, 2007 and 2006 as presented in the Form 10Q-SB for the six months ended December 31, 2007, the weighted average share calculations assume that the total amount that was outstanding immediately following the share exchange has been reflected as the amounts outstanding for prior reported periods.

Fiscal Year

32.
Please revise to clearly disclose your fiscal year end. In Management’s Discussion and Analysis on page 20 you state that Future Now, Inc. will report on a June 30 year-end. We assumed you changed fiscal years. If otherwise, please advise. If so, you should disclose the year-end of the registrant in the interim financial statements. Further, it appears you should file a transition report on Form 10-K with the audited financial statements of the operating company as of June 30, 2007 if you made the decision to change fiscal years on October 30, 2007. If you do not agree, please advise how you plan on complying with Section 102.05 of the Financial Reporting Codification as well as Rule 13a-10 of the Exchange Act.

The Company will continue to report on a June 30th year end. On January 29, 2008, the Company filed a transitional Form 10K-SB for the period ending June 30, 2007 with the Commission.

Annual Financial Statements
Statement of Cash Flows, page F-5

33.	Explain to us why the investing cash flow relating to capitalization of software should be net of amortization.

The Company has revised its disclosure on the face of the Statement of Cash Flows to indicate that the amount reflected represents an operating write-off of capitalized software rather than investing activity.

Note 1 - The Company and Nature of Business, page F-6

34.
You state that the company “…is a widely recognized authority…” It is not clear that it is appropriate in audited financial statements. Please consider deleting this statement. If you believe it is appropriate, please tell us what audit evidence the auditors relied on in order to be able to audit this disclosure. We may have additional comment after reviewing your response.

The Company has eliminated the phrase “widely recognized authority” in accordance with your comment.

Ms. Blair F. Petrillo
U. S. Securities and Exchange Commission
March 6, 2008

Note 6 - Related Party Transaction and Arrangements, page F-14

35.
It appears that the related party matters discussed in Note 6 give rise to items that should be identified as related party transactions on the face of the statement of income. Please revise or advise.

The Company has revised all the disclosures, including the Statement of Operations, in accordance with your comment.

Interim Financial Statements
Derivative Liabilities, page F-26

36.	Please explain to us the features of the convertible debt and detachable warrants issued that disqualified such instruments from qualifying as equity instruments. Please be detailed in your analysis.

The Company’s inclusion of interim financial information as of September 30, 2007 was an error. The warrants do qualify as equity instruments. The warrants do not require any type of cash settlement and are not required to be accounted for as a liability under SFAS 150 or EITF 00-19. Subsequently, this information was correctly disclosed in the transitional Form 10K-SB for the period ending June 30, 2007 and the Form 10Q-SB for the six months ended December 31, 2007.

Note 5 - Other Assets, page F-29

37.	Please provide a detail of the items comprising other assets.

The Company has filed the expanded information in the transitional Form 10K-SB for the period ending June 30, 2007 and the Form 10Q-SB for the six months ended December 31, 2007.

Note 6 - Convertible Debentures, page F-30

38.
You indicate in the first quarter of 2007 the Company sold promissory notes. You later indicate the Offering was closed as of August 15, 2007. Please explain in detail the reason for the time lag and whether the first quarter date represents the commitment date, as defined by footnote 1 to EITF 98-5. If so, explain how you determined that performance by the investor was probable. Please be detailed in your explanation and provide a timeline of each major event during the financing.

The offering commenced on March 1, 2007 and was closed as of August 15, 2007. 18 different investors invested at different closings which occurred on 3/25/07, 3/29/07, 4/13/07, 4/27/07, 5/11/07, 6/6/07 and 8/1/07. Below please find a chart of the various investors, amounts invested and closing dates.

Name	Amount	Date
James Cavallo	25,000	3/5/07
L. Milton Woods	200,000	3/29/07
Joseph E Rowan, EPSP	25,000	4/13/07
Generation Skipping Trust u/w James T Pyle	25,000	4/13/07
Claus W Hirsch	25,000	4/13/07

Ms. Blair F. Petrillo
U. S. Securities and Exchange Commission
March 6, 2008

Name	Amount	Date
Michael George Pension Plan	25,000	4/27/07
Dr. Massimo A Righini	25,000	4/27/07
Timothy Schaffner	25,000	4/27/07
T. Schaffner c/f J.V. Schaffner	12,500	4/27/07
T. Schaffner c/f W.R. Schaffner	12,500	4/27/07
Generation Skipping Trust u/w Perdita Mac P Schaffner	25,000	4/27/07
Kenneth F Pyle, Trustee u/w Dorothy Pyle	25,000	4/27/07
New York Neurological Associates	25,000	4/27/07
Peter Keenoy	100,000	5/11/07
Michael Drew	25,000	6/6/07
Ashley Kaye 1999 Revocable Trust	25,000	6/6/07
First Trust Corporation TTEE FBO: Michael Byl	25,000	8/1/07
William P Schloth	25,000	8/1/07

Note 7 - Income Taxes, page F-31

39.
Please explain the reason why you have not adjusted income taxes in the interim period for losses incurred. If you provided a 100% valuation allowance on any NOL deferred tax assets because it is not more likely than not that a benefit will be received, you should state this determination. Please revise or advise.

Interim financial information as of September 30, 2007 has been replaced by the information in the transitional Form 10K-SB for the period ending June 30, 2007 and the Form 10Q-SB for the six months ended December 31, 2007. The requested disclosures were properly presented in such reports.

Undertakings, page 39

40.	Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

The Company has added the undertaking required by Item 512(g)(2) of Regulation S-B.

Signatures, page 40

41.	In accordance with the instructions to Regulation S-B, please designate who signed the registration statement in the capacity of the company’s principal accounting officer or controller.

William E. Schloth is the designated principal accounting officer of the Company and the Company has changed the signature block to so indicate.

Ms. Blair F. Petrillo
U. S. Securities and Exchange Commission
March 6, 2008

Should you have any additional questions, please do not hesitate to contact me at 212-752-9700, ext. 2223.

Very truly yours,
/s/ Kristin J. Angelino

Kristin J. Angelino, Esq.